Exhibit 99.2

Allot Communications to Acquire Ortiva Wireless

Provides Allot with innovative video optimization service offering

Hod Hasharon, Israel, May 1, 2012 - Allot Communications Ltd. (NASDAQ: ALLT), a leading provider of service optimization and revenue generation solutions for fixed and mobile data networks worldwide, today announced that it has signed a definitive agreement to acquire Ortiva Wireless, which offers the industry's most innovative solution for proactive management of mobile video.

This transaction will enable Allot to further enhance its industry-leading Allot Service Gateway by integrating a leading-edge mobile video optimization solution into a single network intelligence platform or offering it as a standalone solution. The incorporation of Ortiva’s technology within Allot Service Gateway will allow mobile service providers to effectively manage the ever-increasing volume of video traffic on their networks, which according to Allot’s latest Global MobileTrends report, now represents 42% of mobile data traffic worldwide.

Ortiva’s solution allows service providers to dramatically improve the quality and efficiency of rich media content delivery by optimizing for real-time network conditions and for each mobile connection. This unique dual optimization capability enables the highest quality of experience for video consumers especially in fluctuating and constrained network conditions. Ortiva’s solution has been deployed at two Tier 1 mobile service providers to date.

“This acquisition is an important building block in our Service Gateway vision,” commented Rami Hadar, Allot’s President and CEO.   “Since the introduction of Allot Service Gateway in 2007, our goal has been to leverage our unique technology to enable the broadest range of cost-saving and revenue-generating services on a single intelligent network services platform. By purchasing Ortiva, we will own an innovative video optimization solution, one of the major value-adds that our customers are seeking today. As video becomes an ever-increasing challenge for mobile networks, this acquisition will allow Allot to offer a robust and tightly integrated video optimization service within Allot Service Gateway. We look forward to welcoming Ortiva’s talented team into our company.”

“We are excited to join the Allot team,” commented Ortiva’s CEO, Marc Zionts. “Combining our unique technology with Allot’s industry-leading solutions will allow us to continue and expand our mission of enabling service providers to manage the ever-increasing flood of data traffic while significantly improving the quality of experience for each individual subscriber. We look forward to growing together as one company.”

The terms of the acquisition were not disclosed. The acquisition is subject to the satisfaction of certain closing conditions, and is expected to close during the second quarter of 2012.  On a non-GAAP basis, management currently anticipates the following:

•	The acquisition will be accretive on a quarterly basis by the end of 2012;

•	Ortiva will contribute between $3-5 million in revenues for the second half of 2012, with a gross margin profile similar to Allot’s current level;

•	Operating expenses are currently estimated at approximately $2.5 million per quarter for the second half of 2012.

Non-GAAP financial measures exclude stock-based compensation expenses and amortization of acquired intangible assets, and add back the fair value of acquired deferred revenue written-off for GAAP purposes as part of purchase accounting.

About Allot

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent data traffic optimization and monetization solutions for fixed and mobile broadband operators and large enterprises worldwide. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing fixed and mobile data, enhancing user experience, containing operating costs, and enabling service providers to generate revenues from their broadband networks.  Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. For more information, please visit http://www.allot.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company's plans, objectives and expectations for future operations, including without limitation the company’s integration vision and expected revenues and operating expenses in connection with the acquisition described in this press release. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the integration of Ortiva Wireless technology, business, and operations with those of the company, increased demand for video optimization solutions in mobile networks, changes in general economic and business conditions and, specifically, a decline in demand for the company’s products; the company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors are discussed under the heading "Risk Factors" in the company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

Marketing Communications
Jonathon Gordon
Director of Marketing
International access code + 972 9 762 8423
International access code + 972 54 223 3589
jgordon@allot.com